Exhibit 4.33

Supplemental Agreement

Party A: Antelope Holdings (Chengdu) Co., Ltd.

Party B: Anhui Zhongjun Enterprise Management Co., Ltd.

1. In 2023, Party A and Party B entered a “Loan Agreement,” agreement number JK2923001, subsequently followed by a “Supplementary Loan Agreement,” agreement number JK2023002. The total loan amount is RMB 36,780,000. Upon amicable negotiation, the parties have agreed to amend the originally scheduled installment repayments to a single repayment due on January 2, 2025, with the amount being RMB 36,780,000.

2. All other provisions of the original agreement remain unchanged. This agreement is executed in two copies, each party holding one, both of which shall have the same legal force and effect.

Party A /s/ Antelope Holdings (Chengdu) Co., Ltd.	Party B /s/ Anhui Zhongjun Enterprise Management Co., Ltd.

Date: December 31, 2023	Date: December 31, 2023